# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wrap Technologies, Inc., CIK 0001702924
CUSIP: 98212N107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3480 Main Hwy, Suite 202, Miami, Florida (FL), 33133
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0001437749-24-014677
Filed by CIK 0001558913
Persons authorized to receive notices and communications: Rick Werner, Esq., 30 Rockefeller Plaza, 26th Floor, New York, New York (NY), 10112, 2126597300

## Reporting persons
- Scot Cohen (CIK 0001558913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 9,776,289; shared voting power 13,526,827; sole dispositive power 9,776,289; shared dispositive power 13,526,827; aggregate amount beneficially owned 13,526,827 (24.1% of the class)
  Comment: Includes 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer.
  
  Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person.
  
  Includes 1,206,897 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants held by V4 Global LLC.
  
  Based upon the aggregate of (i) 50,494,701 shares of Common Stock of the Issuer outstanding as of March 25, 2025, as disclosed in the Issuer's annual report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 31, 2025, for the fiscal year ending December 31, 2024, (ii) 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer, and (iii) 2,068,966 shares of Common Stock of the Issuer issuable to the Reporting Person and V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 2,068,966 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person and V4 Global LLC.
  
  Includes 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer. Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person. Includes 1,206,897 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants held by V4 Global LLC.
  
  Includes 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer. Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person.
  
  Includes 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer. Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person. Includes 1,206,897 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants held by V4 Global LLC.
  
  Includes 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer. Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person. Includes 1,206,897 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants held by V4 Global LLC.
  
  Based upon the aggregate of (i) 50,494,701 shares of Common Stock of the Issuer outstanding as of March 25, 2025, as disclosed in the Issuer's annual report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 31, 2025, for the fiscal year ending December 31, 2024, (ii) 1,510,702 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to vested stock options to acquire shares of Common Stock of the Issuer, and (iii) 2,068,966 shares of Common Stock of the Issuer issuable to the Reporting Person and V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 2,068,966 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person and V4 Global LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Wrap Technologies, Inc.
Address of issuer's principal executive offices: 3480 Main Hwy, Suite 202, Miami, Florida (FL), 33133

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The information reported in Item 6 of this Schedule 13D is incorporated herein by reference.

On February 5, 2025 (the "February 2025 Grant Date"), pursuant to terms of the 2017 Equity Compensation Plan, the Compensation Committee of the Board granted to the Reporting Person (i) a one-time grant of 250,000 restricted stock units, which are fully vested as of the date of this Schedule 13D, and (ii) stock options to purchase up to 500,000 shares of the Common Stock of the Issuer, which will vest in four substantially equal installments on each annual anniversary of the February 2025 Grant Date, provided that the Reporting Person is employed by or providing services to the Issuer through the applicable vesting date.

Between November 25, 2024 and March 4, 2025, the Reporting Person received an additional aggregate 169,104 shares of Common Stock of the Issuer, which were obtained as dividends on shares of Series A Convertible Preferred Stock of the Issuer.

Between November 25, 2024 and March 4, 2025, V4 Global received an additional aggregate 236,744 shares of Common Stock of the Issuer, which were obtained as dividends on shares of Series A Convertible Preferred Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has:
(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as set forth in this Schedule 13D, there have been no transactions in the Common Stock of the Issuer were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information reported in Item 3 of this Schedule 13D is incorporated herein by reference.

February 2025 Securities Purchase Agreement

On February 24, 2025, pursuant to a Securities Purchase Agreement by and among the Issuer and certain accredited investors (including V4 Global) (the "February 2025 Securities Purchase Agreement"), V4 Global acquired 1,100,000 shares of Common Stock of the Issuer.

Registration Rights Agreement

In connection with the February 2025 Securities Purchase Agreement, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of February 24, 2025, with those accredited investors party to the February 2025 Securities Purchase Agreement (including V4 Global), pursuant to which the Issuer agreed to prepare and file a registration statement with the SEC registering the resale of the shares of Common Stock of the Issuer issued pursuant to the foregoing private placement no later than sixty days following the date of the Registration Rights Agreement, and to use best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than ninety days following the date of the Registration Rights Agreement (or 120 days following the date of the Registration Rights Agreement in the event of a "full review" by the SEC).

The foregoing descriptions of the February 2025 Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the forms of the February 2025 Securities Purchase Agreement and the Registration Rights Agreement, which are incorporated herein by reference to Exhibit 99.5 and Exhibit 99.6 to this Schedule 13D, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are filed as exhibits hereto:

99.5 February 2025 Securities Purchase Agreement, dated February 24, 2025, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 28, 2025).

99.6 Registration Rights Agreement, dated February 24, 2025, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 28, 2025).

## Signatures
- Scot Cohen: /s/ Scot Cohen, Scot Cohen (04/09/2025)